SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)1

                         ALADDIN KNOWLEDGE SYSTEMS LTD.
    ---------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
    ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M0392N101
    ---------------------------------------------------------------------------
                                 (CUSIP Number)

                GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3804
    ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 19, 1997
    ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)

   -------------------
             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                           `

    ---------------------------                         -----------------------
        CUSIP No. M0392N101           SCHEDULE 13D           Page 2 of 11 Pages
    ---------------------------                         -----------------------

    ------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Mills Value Adviser, Inc.
            I.R.S. ID #54-1410376
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     [  ]
                                                                  (b)     [  ]
            Not Applicable
    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
    ------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                          [  ]

            Not Applicable
    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Virginia
    ----------------------- ------- -------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  15,000
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 1,353,130
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,353,130
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                          [  ]
            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.6%
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA (INVESTMENT ADVISER)
    ------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D
                                       FOR
                            MILLS VALUE ADVISER, INC.

         This Amendment No. 5 hereby amends and supplements the Schedule 13D (the "Schedule 13D"), dated September 11, 1996, filed with the Securities and Exchange Commission (the "SEC") on September 23, 1996, Amendment No. 1 to the
Schedule 13D, dated January 10, 1997, filed with the SEC on January 14, 1997, Amendment No. 2 to the Schedule 13D, dated April 15, 1997, filed with the SEC on April 24, 1997, Amendment No. 3 to the Schedule 13D, dated May 9, 1997, filed with the SEC on May 19, 1997, and Amendment No. 4 to the Schedule 13D ("Amendment No. 4"), dated June 26, 1997, filed with the SEC on July 3, 1997, with respect to the common stock, no par value per share ("Common Stock"), of Aladdin Knowledge Systems Ltd. (the "Issuer").


Item 1.  Security and Issuer

         This Amendment No. 5 relates to the common stock, no par value per share, of Aladdin Knowledge Systems Ltd., 15 Beit Oved Street, Tel Aviv, Israel 61110.


Item 2.  Identity and Background

         Mills Value Adviser, Inc.
         -------------------------

         Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 707 East Main Street, Richmond, VA 23219. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment


                               Page 3 of 11 Pages
         advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

         Charles A. Mills, III
         ---------------------

         (A)      Charles A. Mills, III

         (B)      707 East Main Street, Richmond, VA 23219

         (C)      Charles  A.  Mills,  III  is  Chairman  of  the  Board  of the
                  Corporation and also a director and Chairman of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

         (D)      During the past five years, Charles A. Mills, III has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

         (E) On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the
                  Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

         (F)      Charles A.  Mills,  III is a citizen  of the United  States of
                  America.

                               Page 4 of 11 Pages

         George R. Whittemore
         --------------------

         (A)      George R. Whittemore

         (B)      707 East Main Street, Richmond, VA 23219

         (C) George R. Whittemore is President and a Director of the Corporation and Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

         (D)      During the past five years,  George R. Whittemore has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

         (E) During the past five years, George R. Whittemore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F) George R. Whittemore is a citizen of the United States of America.

         Blair J. Frantzen
         -----------------

         (A)      Blair J. Frantzen

         (B)      707 East Main Street, Richmond, VA 23219

         (C) Blair J. Frantzen is Secretary/Treasurer and a Director of the Corporation and a Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

         (D)      During the past five  years,  Blair J.  Frantzen  has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

         (E) During the past five years, Blair J. Frantzen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting


                               Page 5 of 11 Pages
                  or  mandating   activities   subject  to,   federal  or  state
                  securities laws or finding any violation with respect to such laws.

         (F) Blair J. Frantzen is a citizen of the United States of America.

         George W. Anderson
         ------------------

         (A)      George W. Anderson

         (B)      707 East Main Street, Richmond, VA 23219

         (C) George W. Anderson is a Director of the Corporation as well as a Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, and President of Anderson & Strudwick Holding Corporation, both of whose addresses are the same as the Corporation's.

         (D)      During the past five years,  George W.  Anderson  has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

         (E) During the past five years, George W. Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F) George W. Anderson is a citizen of the United States of America.

         Todd J. Peters
         --------------

         (A)      Todd J. Peters

         (B)      707 East Main Street, Richmond, VA 23219

         (C) Todd J. Peters is Vice President and Director of Marketing of the Corporation.

         (D)      During  the  past  five  years,  Todd J.  Peters  has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

         (E) During the past five years, Todd J. Peters has not been a party to a civil proceeding of a judicial or administrative body of


                               Page 6 of 11 Pages
                  competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F)      Todd J. Peters is a citizen of the United States of America.


Item 3.  Source and Amount of Funds and Other Consideration

         The total amount of the funds used in making the purchases was $15,796,875, of which $1,540,753 represent purchases since the filing of Amendment No. 4. The source of the funds used in making the purchases was from client accounts over which the Corporation has discretionary investment authority.


Item 4.  Purpose of Transaction

         The Corporation, an investment advisory firm, through discretionary investment authority granted to it by its clients, has purchased shares of Common Stock for investment purposes on behalf of its clients.

         There are no plans or  proposals  which  the  Corporation,  Charles  A.
         Mills, III, George R. Whittemore, Blair J. Frantzen, George W. Anderson or Todd J. Peters may have that relate to or would result in:

         (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

         (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (E) Any material change in the present capitalization or dividend policy of the Issuer;

                               Page 7 of 11 Pages

         (F)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (G)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (J)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (A)      The   aggregate   number  and   percentage   of  Common  Stock
                  beneficially owned by the Corporation are 1,353,130 shares and 13.6%, respectively.

         (B) The Corporation has the sole power to vote or to direct the vote of 15,000 shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all the shares identified pursuant to Item 5(a).

         (C) Transactions in the securities identified pursuant to Item 5(a) since the filing of Amendment No. 3 are as follows:


      Beneficial       Trans.        Amount of       Price Per       Where/How
         Owner          Date        Transaction        Share         Effected
         -----          ----        -----------        -----         --------

          MVA         11/06/97          $33,233         $15.82      Open Market
          MVA         11/19/97         $163,750         $16.38      Open Market
          MVA         11/25/97          $24,034         $16.02      Open Market
          MVA         12/12/97          $71,873         $14.37      Open Market
          MVA         12/18/97         $115,214         $11.52      Open Market
          MVA         12/19/97         $100,838         $13.45      Open Market



                               Page 8 of 11 Pages

         (D)      Not applicable.

         (E)      Not applicable.

         Charles A. Mills, III
         ---------------------

         (A) The aggregate number and percentage of Common Stock beneficially owned by Charles A. Mills, III are 2,000 shares and less than 1%, respectively, and are not included in the shares reported as beneficially owned by the Corporation. Mr. Mills also beneficially owns 750 shares of Common Stock for which he acts as custodian/trustee for a minor child.

         (B) Charles A. Mills, III, in his individual capacity and in his capacity as custodian/trustee, has the sole power to vote and the sole power to dispose of all 2,750 shares identified pursuant to Item 5(a).

         (C)      None

         (D)      Not applicable.

         (E)      Not applicable.

         George R. Whittemore
         --------------------

         (A) The aggregate number and percentage of Common Stock beneficially owned by George R. Whittemore are 1,000 shares and less than 1%, respectively, and are not included in the shares reported as beneficially owned by the Corporation.

         (B) George R. Whittemore has the sole power to vote and the sole power to dispose of all 1,000 shares identified pursuant to
                  Item 5(a).

         (C)      None

         (D)      Not applicable.

         (E)      Not applicable.

         Blair J. Frantzen
         -----------------

         (A)      None

                               Page 9 of 11 Pages

         (B)      None

         (C)      None

         (D)      Not applicable.

         (E)      Not applicable.

         George W. Anderson
         ------------------

         (A)      None

         (B)      None

         (C)      None

         (D)      Not applicable.

         (E)      Not applicable.

         Todd J. Peters
         --------------

         (A)      None

         (B)      None

         (C)      None

         (D)      Not applicable.

         (E)      Not applicable.


Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer

         None


Item 7.  Material to be Filed as Exhibits

         None



                              Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                            MILLS VALUE ADVISER, INC.



Date:    January 7, 1997                    /s/ CHARLES A. MILLS, III
                                            -------------------------
                                            CHARLES A. MILLS, III
                                            Chairman of the Board


Date:    January 7, 1997                    /s/ GEORGE R. WHITTEMORE
                                            ------------------------
                                            GEORGE R. WHITTEMORE
                                            President/Director



Date:    January 7, 1997                    /s/ BLAIR J. FRANTZEN
                                            ---------------------
                                            BLAIR J. FRANTZEN
                                            Secretary/Treasurer/Dir.



Date:    January 7, 1997                    /s/ GEORGE W. ANDERSON
                                            ----------------------
                                            GEORGE W. ANDERSON
                                            Director



Date:    January 7, 1997                    /s/ TODD J. PETERS
                                            ------------------
                                            TODD J. PETERS
                                            Vice President



Attention:   Intentional misstatements or omissions of fact  constitute  Federal criminal violations (see 18 U.S.C. 1001).